EXHIBIT 99.1

Summary of Consolidated Financial Statements and Notes
as of December 31, 2023

Consolidated Statements of Financial Position
(in thousand euros)

	December 31, 2023	December 31, 2022

Assets

Cash and cash equivalents	70,605	84,225
Short-term investments	21,851	17,260
Trade receivables and others - current	55,557	38,346
Total current assets	148,012	139,831

Intangible assets	416	1,556
Property and equipment	6,322	8,542
Non-current financial assets	9,796	35,119
Other non-current assets	87	149
Deferred tax assets	9,006	8,568
Trade receivables and others - non-current	10,554	14,099
Total non-current assets	36,181	68,033

Total assets	184,193	207,863

Liabilities
Trade payables and others	17,018	20,911
Collaboration liabilities – Current portion	7,647	10,223
Financial liabilities – Current portion	8,936	2,102
Deferred revenue – Current portion	5,865	6,560
Provisions – Current portion	171	1,542
Total current liabilities	39,637	41,338

Collaboration liabilities – Non current portion	45,030	52,988
Financial liabilities – Non-current portion	30,957	40,149
Defined benefit obligations	2,441	2,550
Deferred revenue – Non-current portion	4,618	7,921
Provisions – Current portion	603	198
Deferred tax liabilities	9,006	8,568
Total non-current liabilities	92,656	112,374

Share capital	4,044	4,011
Share premium	384,255	379,637
Retained earnings	(329,323)	(272,213)
Other reserves	495	819
Net income (loss)	(7,570)	(58,103)
Total shareholders’ equity	51,901	54,151

Total liabilities and shareholders’ equity	184,193	207,863

Consolidated Statements of Income (loss)
(in thousand euros)

	December 31, 2023	December 31, 2022

Revenue from collaboration and licensing agreements	51,901	49,580
Government financing for research expenditures	9,729	8,035
Sales	11	59

Revenue and other income	61,641	57,674

Research and development expenses	(56,022)	(51,663)
Selling, general and administrative expenses	(18,288)	(22,436)
Operating expenses	(74,310)	(74,099)

Operating income (loss) before impairment of intangible assets	(12,669)	(16,425)

Impairment of intangible assets	—	(41,000)

Operating income (loss) after impairment of intangible assets	(12,669)	(57,425)

Financial income	6,934	4,775
Financial expenses	(1,835)	(5,321)
Net financial income (loss)	5,099	(546)

Net income (loss) before tax	(7,570)	(57,972)

Income tax expense	—	—
Net income (loss) from continuing operations	(7,570)	(57,972)

Net income (loss) from discontinued operations	0	(131)

Net income (loss)	(7,570)	(58,103)

Net income (loss) per share:
(in € per share)
- basic income (loss) per share	(0.09)	(0.73)
- diluted income (loss) per share	(0.09)	(0.73)
- Basic income (loss) per share from continuing operations	(0.09)	(0.73)
- Diluted income (loss) per share from continuing operations	(0.09)	(0.73)
- Basic income (loss) per share from discontinued operations	—	—
- Diluted income (loss) per share from discontinued operations	—	—

Consolidated Statements of Cash Flows
(in thousand euros)

	December 31, 2023	December 31, 2022
Net income (loss)	(7,570)	(58,103)
Depreciation and amortization	5,091	45,405
Employee benefits costs	285	365
Provisions for charges	(966)	839
Share-based compensation expense	4,256	4,249
Change in valuation allowance on financial assets	(1,592)	1,372
Gains (losses) on financial assets	544	(912)
Change in valuation allowance on financial assets	—	118
Gains (losses) on assets and other financial assets	(991)	—
Disposal of property and equipment (scrapping)	470	—
Other profit or loss items with no cash effect	6	15
Operating cash flow before change in working capital	(467)	(6,652)
Change in working capital	(32,091)	(12,503)
Net cash generated from / (used in) operating activities:	(32,558)	(19,155)
Acquisition of intangible assets, net	(2,000)	(587)
Acquisition of property and equipment, net	(351)	(535)
Acquisition of non-current financial assets	—	—
Disposal of property and equipment	150	—
Disposal of other assets	66	—
Acquisition of other assets	(3)	(1)
Disposal of current financial instruments	—	3,000
Disposal of non-current financial instruments	22,768
Interest received on financial assets	—	—
Net cash generated from / (used in) investing activities:	20,631	1,877
Proceeds from the exercise / subscription of equity instruments	395	198
Proceeds from borrowings	—	—
Repayment of borrowings	(2,361)	(2,026)
Net interest paid	—	—
Net cash generated from financing activities:	(1,966)	(1,828)
Effect of the exchange rate changes	274	(428)
Net increase / (decrease) in cash and cash equivalents:	(13,619)	(19,532)
Cash and cash equivalents at the beginning of the year:	84,225	103,756
Cash and cash equivalents at the end of the year :	70,605	84,225

Revenue and other income
The following table summarizes operating revenue for the periods under review:

In thousands of euro	December 31, 2023	December 31, 2022
Revenue from collaboration and licensing agreements	51,901	49,580
Government financing for research expenditures	9,729	8,035
Other income	11	59
Revenue and other income	61,641	57,674

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations increased by €2.3 million, to €51.9 million for the year ended December 31, 2023, as compared to €49.6 million for the year ended December 31, 2022. These revenues mainly result from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca, Sanofi and Takeda. They are recognized when the entity's performance obligation is met. Their accounting is made at a point in time or spread over time according to the percentage of completion of the work that the Company is committed to carry out under these agreements. The evolution in 2023 is mainly due to:
•A €12.9 million decrease in revenue related to monalizumab to €9.5 million for the year ended December 31, 2023, as compared to €22.4 million for the year ended December 31, 2022. This decrease is mainly explained by the transaction price increase of €13.4 million ($14.0 million) in the first half of 2022 triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. As a reminder, this change in the transaction price generated a €12.6 million favorable cumulative adjustment in the revenue related to monalizumab agreements over the period. As of December 31, 2023, the deferred revenue related to monalizumab amounts to €5.2 million entirely classified as “Deferred revenue—Current portion” in connection with the maturity of Phase 1/2 trials;
•Revenue related to IPH5201 are nil for the year ended December 31, 2023. The €4.7 million revenue for year ended December 31, 2022 resulted from the entire recognition in revenue of the $5.0 million milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. As a reminder, this amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company conducts the study. Both parties share the external cost related to the study and incurred by the Company and AstraZeneca provides products necessary to conduct the clinical trial;
•As a reminder, during the 2022 first semester, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million (€17.4m). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022;
•The recognition of €34.7 million in revenue as of December 31, 2023, relating to the research collaboration and licensing agreement signed with Sanofi in 2022. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0m in March 2023, including €18.5m for the exclusive license, €1.5m for the research work and €5.0m for the two additional targets options, for which the Company will recognize the related revenues either at the reporting date or three years after the effective date. The €18.5m upfront payment relating to the exclusive license has been fully recognized in revenue since June 30, 2023. On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform. This decision triggered a milestone payment of €15.0m, including €13.3m for the exclusive license, fully recognized in revenue as of December 31, 2023, and €1.7m for research work to be carried out by the Company. Following the notification of the exercise of the option, the Company also recognized in revenue an amount of €2.5m initially received in March 2023 and related to this option. The cumulative payments of €3.2m received for research work are recognized on a straight-line basis over the duration of the research work that the Company has agreed to carry out. As of December 31, 2023, the Company recognize in revenue an amount of €0.4 million based on the stage of completion of this work. The remaining amount of €2.8 million is recognized in deferred-revenue. Sanofi still retains a license option for an additional ANKET® target, in accordance with the license agreement. Consequently, the corresponding upfront payment is also recognized in deferred-revenue as of December 31, 2023 for an amount of €2.5m;
•A €2.0 million decrease in revenue from the collaboration and research license agreement with Sanofi, to €2.0 million for the year ended December 31, 2023, as compared to €4.0 million for the year ended December 31, 2022. The Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating SAR'514/IPH6401 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since of June 30, 2023. This amount was received by the Company on July 21, 2023. As a reminder, the revenue recognized 2022 mainly resulted from Sanofi's decision to advance SAR'514/IPH6401 into investigational new drug (IND)- enabling studies. This decision triggered a €3.0 million milestone payment from Sanofi to the Company, fully recognized in revenue as of June 30, 2022;

•The recognition of €4.6 million in revenue as of December 31, 2023, relating to the licensing agreement signed with Takeda in 2023. On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0m (or €4.6m) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023;

•A €0.2 million decrease in revenue from invoicing of research and development costs to €1.2 million for the year ended December 31, 2023, as compared to €1.4 million for the year ended December 31, 2022.

Government funding for research expenditures
Government funding for research expenditures increased by €1.7 million, or 21.1%, to €9.7 million for the year ended December 31, 2023, as compared to €8.0 million for the year ended December 31, 2022. As of December 31, 2023, government funding is mainly comprised of research tax credit for for 2023 fiscal year for an amount of €9.8 million as compared to €7.9 million euros for year ended December 31, 2022. As a reminder, the 2022 research tax credit included a reduction of €1.3 million related to a provision following the tax inspection carried out in 2022 by the French tax authorities. This provision was based on estimated amounts and adjustments not disputed by the Company. The change in the research tax credit is due to an increase in eligible expenses explained by (i) the increase in depreciation on IPH5201 rights following the full amortization of the additional payment of €2.0 million to Orega Biotech following the dosing of the first patient in the MATISSE Phase 2 clinical trial, compared with €0.6 million as of December 31, 2022, and (ii) an increase in subcontracting expenses in connection with the IPH6501 program and the launch of work on the Lacutamab program. However, these increases are offset by the decrease in amortization of the monalizumab intangible asset due to the extension of the amortization period, as well as for certain tangible assets which had reached the end of their amortization period, and also by lower R&D personnel costs. The increase in expenses eligible for the research tax credit is also due to the absence of any grants received in 2023, which reduced the eligible base, as compared to 2022, when the eligible base was reduced by the receipt of the remaining repayable advance from the BPI for the amount of €0,7 million to support the independent Phase 2 clinical trial FOR COVID-19 Elimination (FORCE), evaluating the safety and efficacy of avdoralimab in patients with severe COVID-19 pneumonia.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2023 and 2022:

In thousands of euros	December 31, 2023	December 31, 2022
Research and development expenses	(56,022)	(51,663)
Selling, general and administrative expenses	(18,288)	(22,436)
Operating expenses	(74,310)	(74,099)

Research and development expenses
Research and development (“R&D”) expenses from continuing operations increased by €4.4 million, or 8.4%, to €56.0 million for the year ended December 31, 2023, as compared to €51.7 million for the year ended December 31, 2022. This increase over the period is mainly due to an increase in direct research and development expenses of €2.7 million over the period due to the significant increase in expenses relating to pre-clinical development programs, partly offset by the decrease in expenses relating to clinical programs. Research and development expenses represented a total of 75.4% and 69.7% of operating expenses for years ended December 31, 2023 and December 31, 2022, respectively.
Direct research and development expenses increased by €2.7 million, or 9.8%, to €30.2 million for the year ended December 31, 2023, as compared to direct research and development expenses of €27.5 million for the year ended December 31, 2022. This increase is mainly due to: (i) a €3.2 million increase in expenses related to preclinical development programs relating notably to Antibody Drug Conjugates - ADC field, partly offset by a €0.5 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from a €0.4 million decrease in expenses relating to the monalizumab program, a €0.2 million decrease in expenses relating to the avdoralimab program and a €0.2 million decrease in expenses relating to the lacutamab program, partly offset by a €0.7 million increase in expenses related to the growth in IPH5201 Phase 2 trials patient recruitment.

Also, as of December 31, 2023, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €52.7 million, as compared to collaborations liabilities of €63.2 million as of December 31, 2022. This decrease of €10.5m mainly results from (i) net repayment of €8.4 million during year 2023 to AstraZeneca linked to the Monalizumab cofinancing program, including Phase 3 trial INTERLINK-1 launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the decrease of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of €2.0 million linked to the Euro-dollar parity exchange rate variation.

Personnel and other expenses allocated to research and development increased by €1.7 million, or 6.9%, to €25.8 million for the year ended December 31, 2023, as compared to an amount of €24.2 million for the year ended December 31, 2022. This increase is due to the (i) €0.7 million increase in staff costs allocated to research and development, of which €0.5 million in personnel expenses and €0.2 million in share-based payment expenses, (ii) increase of €1.0 million in depreciation and amortization. The line item is mainly composed of the amortization of the monalizumab, IPH5201 intangible assets.

General and administrative expenses
General and administrative (“G&A”) expenses from continuing operations decreased by €4.1 million, or 18.5% to €18.3 million for the year ended December 31, 2023 as compared to €22.4 million for the year ended December 31, 2022. G&A expenses represented a total of 24.6% and 30.3% of the total operating expenses for the years ended December 31, 2023 and 2022, respectively.
Personnel expenses, which include the compensation paid to our employees, decreased by €1.4 million, or 13.6%, to €8.8 million for the year ended December 31, 2023, as compared to personnel expenses of €10.2 million for the year ended December 31, 2022. This decrease mainly results from a decrease in wages of €1.2 million as well as a decrease of €0.2 million in share-based payment expenses mainly explained by the decrease of employees.

Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €1.3 million, or 31.5%, to €2.9 million for the year ended December 31, 2023, as compared to an amount of €4.2 million for the year ended December 31, 2022. This decrease mainly results from operating efficiency measures, which led to a reduction in the number of new hires, and use of external communication and consulting services.

Other general and administrative expenses relate to intellectual property, depreciation and amortization and other general, administrative expenses. These expenses decreased by €1.4 million or 17.9% to €6.5 million for the year ended December 31, 2023, as compared to an amount of €8.0 million for the year ended December 31, 2022.
This decrease related notably to savings (reduction in office space) and a reclassification of R&D laboratory support costs (maintenance, depreciation of R&D equipment) for €1.0 million in R&D.

Impairment of intangible assets
As a reminder, as of December 31, 2022, impairment of intangible assets was linked to the full depreciation of the avdoralimab intangible asset (anti-C5aR rights acquired from Novo/Nordisk A/S) for an amount of €41.0 million (non-cash expense) following Company’s decision to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation.

Financial income (loss), net
We recognized a net financial gain of €5.1 million for the year ended December 31, 2023, as compared to €0.5 million net financial loss for the year ended December 31, 2022. This change mainly results from interest income on financial investments (net gain of €2.5 million in 2023), the change in the fair value of certain financial instruments (net gain of €1.6 million in 2023 as compared to a net loss of €1.6 million in 2022) and a net foreign exchange gain of €0.9 million in 2023 as compared to a net foreign exchange gain of €0.8 million in 2022.
Net loss from discontinued operations
As a reminder, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 further to the Company's decision to return the rights of Lumoxiti back to AstraZeneca. Consecutively, activities related to Lumoxiti are presented as discontinued operations since October 1, 2021. Thus, the net income from discontinued operations related to Lumoxiti are nil as of December 31, 2023 as compared to a net loss of €0.1 million as of December 31, 2022 corresponding to residual costs associated with the transfer of activities to AstraZeneca. This transfer has now been completed.

Balance sheet items
Cash, cash equivalents, short-term investments and financial assets (current and non-current) amounted to €102.3 million as of December 31, 2023, as compared to €136.6 million as of December 31, 2022. Net cash as of December 31, 2023 (cash, cash equivalents and current financial assets less current financial liabilities) amounted to €83.5 million (€99.4 million as of December 31, 2022).
The other key balance sheet items as of December 31, 2023 are:
•Deferred revenue of €10.5 million (including €4.6 million booked as ‘Deferred revenue – non-current portion’) and collaboration liabilities of €52.7 million (including €45.0 million booked as ‘Collaboration liability – non-current portion’) relating to the remainder of the initial payment received from AstraZeneca with respect to monalizumab, not yet recognized as revenue or used to co-fund the research and the development work performed by AstraZeneca including co-funding of the monalizumab program with AstraZeneca, notably the INTERLINK-1 and PACIFIC-9 Phase 3 trials;
•Intangible assets for a net book value of €0.4 million, mainly corresponding to the rights and licenses relating to the acquisitions of monalizumab (€1.6 million as of December 30, 2022); variation between the two periods is mainly explained by depreciation of NKG2A asset over the period;
•Current receivables of €55.6 million, including €29.8 million from the French government related to the research tax credit for the 2019 and 2020 tax years, for which the three-year period expired on December 31, 2023. The CIR repayment for 2019 for an amount of €16.7 million was made in February 2024. The repayment of the 2020 CIR is expected in 2024 for an amount of €13.0 million. Current receivables also include the €15.0 million invoice issued in December 2023 following the exercise of the license option by Sanofi. This amount was received by the Company in January 2024;
•Non-current receivables of €10.6 million from the French government mainly resulting from the 2023 research tax credit (€9.8 million);
•Shareholders’ equity of €51.9 million, including the net loss of the period of €7.6 million;
•Financial liabilities amounting to €39.9 million (€42.3 million as of December 31, 2022).
Cash-flow items

The net cash flow used over the year ended December 31, 2023 amounted to €13.6 million, compared to a net cash flow used of €19.5 million for the year ended December 31, 2022.
The net cash flow used during the period under review mainly results from the following:
•Net cash used from operating activities of €32.6 million, mainly explained by (i) the receipt of €25.0 million from Sanofi in March 2023 following the entry into force of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Genzyme Corporation, a wholly-owned subsidiary of Sanofi ("Sanofi") an exclusive licence to Innate Pharma's B7H3 ANKET® program and options on two additional targets, (ii) the receipt in May 2023 of a payment of €4.6 million ($5,0 million) received from Takeda following the conclusion of an exclusive licensing agreement under which Innate grants Takeda exclusive worldwide rights for the research and development of antibody conjugates (Antibodu Drug Conjugates - ADC), (iii) the receipt in July 2023 of €2.0 million following the treatment of the first patient in the Phase 1/2 clinical trial sponsored by Sanofi evaluating IPH6401/SAR'514 in patients with relapsed or refractory multiple myeloma. Lastly, (iv) during 2023, the Company benefited from the early repayment of the research tax credit claim relating to the 2022 financial year, amounting to €9.2 million, paid to the Company by the French Treasury in July 2023. As a reminder, cash flows used in operating activities for the year ended December 31, 2022, included successive (i) the collection of €47.7 million ($50.0 million) and €4.6 million ($5.0 million) in June 2022 and August 2022,respectively, under the monalizumab agreement and the amendment to the IPH5201 collaboration and option agreement, (ii) the collection of €3.0 million received from Sanofi under the 2016 agreement and following Sanofi's decision to advance IPH6401/SAR'514 into regulatory preclinical studies for an investigational new drug, and (iii) in 2022, the Company collected the early repayment of the research tax credit receivable relating to the 2021 financial year for an amount of €10.3 million, paid to the Company by the French Treasury in November 2022. These collections were partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 pursuant to the Lumoxiti termination and transition agreement and cash outflows related to the Company's operating activities. Not considering these specific effects , net cash flows used by operating activities for the year ended December, 2023 decreased by €5.5 million. This decrease is mainly explained by the decrease in the Company's research and development activities, notably related to preclinical trials, and also by higher cash outflows related to the re-invoicing of costs to AstraZeneca for the Phase 3 trials evaluating monalizumab, INTERLINK-1 and PACIFIC-9, in accordance with the Company's co-financing commitments and the reduction in staff costs related to the reduction of staff in the Company. Also, net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation are nil for the year ended December 31, 2023 as compared to € 5.1 million for the year 2022. In 2022, the cash consumption related to the payment to AstraZeneca of €5.9 million in April 2022 under the termination and transition agreement for Lumoxiti.
•Net cash generated in investing activities for an amount of €20.6 million, mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €22.8 million partially offset by acquisitions of property, plant and equipment and intangible assets of €2.2 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2022 amounted to €1.9 million and were mainly comprised of a disposal of a non-current financial instrument which generated a net cash collection of €2.9 million partially offset by acquisitions of property, plant and equipment and intangible assets for €1.1 million. Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation are nil for year ended December 31, 2023 and December 31 2022, respectively.
•Net cash flows from financing activities for an amount of €2.0 million for the year ended December 31, 2023 as compared to net cash flows from financing activities of €1.8 million for the year ended December 31, 2022. Loan repayments amounted to €2.4 million for the year ended December 31, 2023 compared to €2.0 million for the year ended December 31, 2022. Net proceeds from the exercise or subscription of equity instruments amount to €0.4 million for year ended December 31, 2023 as compared to €0,2 million for year ended December 31, 2022. In addition, net cash flow from financing activities related to Lumoxiti discontinued operation are nil for year ended December 31, 2023 and 2022, respectively.

Post period event
•On January 4, 2024, the Company announced that the U.S. Food and Drug Administration (FDA) has lifted the partial clinical hold placed on the lacutamab IND. On October 5, the Company announced that the lacutamab IND has been placed on partial clinical hold by FDA following a recent patient death in the TELLOMAK study. The death of a patient affected by Sézary Syndrome was initially considered due to hemophagocytic lymphohistiocytosis (HLH), a rare hematologic disorder. The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated.
•On January 4, 2024, the company announced that it has strengthened the Company’s leadership and corporate governance with the appointment of two new Executive Board members. Arvind Sood, Executive Vice President (EVP), President of US Operations, Dr Sonia Quaratino, EVP, Chief Medical Officer are thus joining Hervé Brailly, interim Chief Executive Officer and Yannis Morel, EVP, Chief Operating Officer.
•On March, 6, the Company announced the first patient was dosing in its Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma (NHL). IPH6501 is Innate’s first-in-class CD20-targeting tetraspecific ANKET® (Antibody-based NK cell Engager Therapeutics) that co-engages CD20 as a target antigen on malignant B cells and three receptors on NK cells.

Nota
This press release contains financial data approved by the Executive Board on March 20, 2024 based on our consolidated financial statements for the year ended December 31, 2023. They were reviewed by the Supervisory Board on March 20, 2024. The audit is in progress at the date of this communication.

Risk factors
Risk factors (“Facteurs de Risque”) identified by the Company are presented in section 3 of the registration document (“Universal Registration Document”) filed with the French Financial Markets Authority (“Autorité des Marchés Financiers” or “AMF”), which is available on the AMF website http://www.amf-france.org or on the Company’s website as well as in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.